Afya Limited

Unaudited interim condensed

consolidated financial statements

June 30, 2021

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2021 and December 31, 2020

(In thousands of Brazilian reais)

	Notes	June 30, 2021	December 31, 2020
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	1,424,718	1,045,042
Financial investments		3,152	-
Trade receivables	6	332,393	302,317
Inventories		8,535	7,509
Recoverable taxes		26,467	21,019
Other assets		22,557	29,614
Total current assets		1,817,822	1,405,501

Non-current assets
Restricted cash		-	2,053
Trade receivables	6	26,061	7,627
Other assets		99,494	74,037
Investment in associate	8	51,261	51,410
Property and equipment	9	329,330	260,381
Right-of-use assets	11.2.2	544,984	419,074
Intangible assets	10	3,112,982	2,573,010
Total non-current assets		4,164,112	3,387,592

Total assets		5,981,934	4,793,093

Liabilities
Current liabilities
Trade payables		41,490	35,743
Loans and financing	11.2.1	117,679	107,162
Lease liabilities	11.2.2	80,302	61,976
Accounts payable to selling shareholders	11.2.3	210,350	188,420
Notes payable	11.2.4	12,303	10,503
Advances from customers		75,292	63,839
Labor and social obligations		117,342	77,855
Taxes payable		29,482	32,976
Income taxes payable		4,637	4,574
Other liabilities		13,851	6,331
Total current liabilities		702,728	589,379

Non-current liabilities
Loans and financing	11.2.1	1,348,942	510,323
Lease liabilities	11.2.2	503,243	385,727
Accounts payable to selling shareholders	11.2.3	256,313	329,820
Notes payable	11.2.4	61,835	65,678
Taxes payable		18,562	21,425
Provision for legal proceedings	21	70,195	53,139
Other liabilities		3,305	3,822
Total non-current liabilities		2,262,395	1,369,934
Total liabilities		2,965,123	1,959,313

Equity
Share capital	15	17	17
Additional paid-in capital		2,382,816	2,323,488
Share-based compensation reserve		75,826	50,724
Treasury shares		(26,075)	-
Retained earnings		533,318	407,991
Equity attributable to equity holders of the parent		2,965,902	2,782,220
Non-controlling interests		50,909	51,560
Total equity		3,016,811	2,833,780

Total liabilities and equity		5,981,934	4,793,093

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Six-month period ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenue	17	372,374	274,211	766,725	546,515
Cost of services	18	(144,459)	(106,683)	(270,951)	(195,934)
Gross profit		227,915	167,528	495,774	350,581

General and administrative expenses	18	(135,184)	(90,039)	(265,588)	(176,762)
Other (expenses) income, net		113	(689)	1,298	(748)

Operating income		92,844	76,800	231,484	173,071

Finance income	19	12,428	13,954	22,250	42,780
Finance expenses	19	(80,855)	(23,130)	(110,534)	(40,802)
Finance result		(68,427)	(9,176)	(88,284)	1,978

Share of income of associate	8	2,383	2,603	5,622	4,905

Income before income taxes		26,800	70,227	148,822	179,954

Income taxes expenses	20	(4,855)	(6,341)	(13,529)	(12,398)

Net income		21,945	63,886	135,293	167,556

Other comprehensive income		-	-	-	-
Total comprehensive income		21,945	63,886	135,293	167,556

Net income attributable to
Equity holders of the parent		17,237	60,679	125,327	160,495
Non-controlling interests		4,708	3,207	9,966	7,061
		21,945	63,886	135,293	167,556
Basic earnings per share
Per common share	16	0.18	0.65	1.34	1.74
Diluted earnings per share Per common share	16	0.18	0.65	1.33	1.73

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Tresuary shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2019	17	1,931,047	-	18,114	115,916	2,065,094	48,632	2,113,726
Net income	-	-	-	-	160,495	160,495	7,061	167,556
Total comprehensive income	-	-	-	-	160,495	160,495	7,061	167,556

Issuance of common shares	-	389,170	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	(19,704)	-	(19,704)
Share-based compensation	-	-	-	14,597	-	14,597	-	14,597
Dividends declared to non-controlling interests	-	-	-	-	-	-	(5,770)	(5,770)
Balances at June 30, 2020 (unaudited)	17	2,300,513	-	32,711	276,411	2,609,652	49,923	2,659,575

Balances at December 31, 2020	17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income	-	-	-	-	125,327	125,327	9,966	135,293
Total comprehensive income	-	-	-	-	125,327	125,327	9,966	135,293

Capital increase	-	74,500	-	-	-	74,500	-	74,500
Treasury shares	-	-	(64,752)	-	-	(64,752)	-	(64,752)
Treasury shares transferred from exercise of stock options	-	(15,172)	38,677	-	-	23,505	-	23,505
Share-based compensation	-	-	-	25,102	-	25,102	-	25,102
Dividends declared to non-controlling interests	-	-	-	-	-	-	(10,617)	(10,617)
Balances at June 30, 2021 (unaudited)	17	2,382,816	(26,075)	75,826	533,318	2,965,902	50,909	3,016,811

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2021 and 2020

(In thousands of Brazilian reais)

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	148,822	179,954
Adjustments to reconcile income before income taxes
Depreciation and amortization	66,915	51,330
Disposals of property and equipment	748	-
Allowance for doubtful accounts	20,509	13,953
Share-based compensation expense	25,102	14,597
Net foreign exchange differences	24,622	(14)
Net (gain) loss on derivatives	-	(19,430)
Accrued interest	34,075	11,017
Accrued lease interest	29,213	20,428
Share of income of associate	(5,622)	(4,905)
Provision for legal proceedings	4,241	1,183
Changes in assets and liabilities
Trade receivables	(34,668)	(104,831)
Inventories	(1,026)	(976)
Recoverable taxes	(4,065)	(11,464)
Other assets	(5,256)	2,940
Trade payables	4,128	996
Taxes payables	1,697	10,214
Advances from customers	103	(13,317)
Labor and social obligations	32,379	39,605
Other liabilities	1,265	10,534
	343,182	201,814
Income taxes paid	(22,667)	(12,397)
Net cash flows from operating activities	320,515	189,417

Investing activities
Acquisition of property and equipment	(58,132)	(37,583)
Acquisition of intangibles assets	(22,825)	(7,766)
Dividends received	5,771	-
Restricted cash	4,951	3,870
Payments of notes payable	(5,288)	(1,611)
Acquisition of subsidiaries, net of cash acquired	(547,529)	(307,935)
Net cash flows used in investing activities	(623,052)	(351,025)

Financing activities
Payments of loans and financing	(12,952)	(99,096)
Issuance of loans and financing	809,539	911
Payments of lease liabilities	(37,888)	(25,538)
Treasury shares	(64,752)	-
Proceeds from exercise of stock options	23,505	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(10,617)	(5,770)
Net cash flows from financing activities	706,835	239,973
Net foreign exchange differences	(24,622)	19,888
Net increase in cash and cash equivalents	379,676	98,253
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	1,424,718	1,041,462

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers services to empower the physicians in their daily routine providing supporting clinic decisions thought mobile app subscription and deliver practice management tools through a Saas model.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions in 2021

(i) On January 21, 2021, Afya Brazil acquired iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. See Note 4.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) On March 25, 2021, Afya Brazil acquired Medicinae Solutions S.A. (“Medicinae”), through the acquisition of 100% of its shares. Medicinae is a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. See Note 4.

(iii) On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. See Note 4.

(iv) On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda., a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. See Note 4.

(v) On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp Tecnologia da Informação Ltda. (“Shosp”), which provides a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. See Note 4.

(vi) On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”), which provides a a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum. As of June 30, 2021, we have recorded deferred revenues of R$3,540 in advances from customers in the statement of financial position because some of our practical educational activities (particularly for students in the first to fourth years) that we provide in our on-campus practical classes and clinics were suspended and, accordingly, a portion of the net revenue should be deferred to the next semester, in accordance with IFRS 15.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. As of the date of these interim financial statements, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020. Additionally, we are also facing individual and collective legal proceedings all across the country and a public civil proceeding in the state of Paraíba against our subsidiary FCMPB demanding mandatory discounts that are still pending on final legal decisions to be recovered. The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, totaled R$ 17,318 during 2021 and R$ 13,531 was related to FCMPB.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and sixth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to deliver the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these interim financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

We may also suffer labor shortages, particularly of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Furthermore, the COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are aware of the uncertainties created by the COVID-19 pandemic, we remain confident in our strategy, in the financial robustness of our business and in our contribution of high quality medical professionals who we believe will help our society overcome the COVID-19 pandemic and other future challenges.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the three-month and six-month periods ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of June 30, 2021 and for the three- and six-month periods ended June 30, 2021 were authorized for issuance by the Board of Directors on August 25, 2021.

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

2.3	Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	June 30, 2021	December 31, 2020
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda.	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate and graduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate and graduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Undergraduate and graduate degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
Black River Brazil Participações S.A. (“Black River”)**	Holding of iClinic	Ribeirão Preto - SP	Subsidiary	100%	-
iClinic Participações S.A. (“iClinic Participações”)**	Holding of iClinic	Ribeirão Preto - SP	Subsidiary	100%	-
iClinic Desenvolvimento de Software Ltda (“iClinic”)*	Electronic Medical Record, Clinical Management System, Telemedicine and Physicians Marketplace	Ribeirão Preto - SP	Subsidiary	100%	-
Medicinae Solutions S.A. (“Medicinae”)*	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	-
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda.*	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	-
Cliquefarma Drogarias Online Ltda.*	Online platform	São Paulo – SP	Subsidiary	100%	-
Shosp Tecnologia da Informação Ltda. (“Shosp”)*	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	-
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”) *	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combinations during 2021.

** Black River Brazil Participações S.A. and iClinic Participações S.A. were merged by iClinic Desenvolvimento de Software Ltda on July 1, 2021.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

During the first quarter of 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Due to changes in operating segments the segment information as at December 31, 2020 and for the six-month period ended June 30, 2020 have been restated.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

The following tables present assets and liabilities information for the Company’s operating segments as of June 30, 2021 and December 31, 2020, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2021
Total assets	5,660,661	88,084	233,189	5,981,934	-	5,981,934
Current assets	1,672,001	42,993	102,828	1,817,822	-	1,817,822
Non-current assets	3,988,660	45,091	130,361	4,164,112	-	4,164,112

Total liabilities and equity	5,660,661	88,084	233,189	5,981,934	-	5,981,934
Current liabilities	616,142	25,979	60,607	702,728	-	702,728
Non-current liabilities	2,102,836	53,555	106,004	2,262,395	-	2,262,395
Equity	2,941,683	8,550	66,578	3,016,811	-	3,016,811

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of June 30, 2021
Other disclosures
Investments in associate	51,261	-	-	51,261	-	51,261
Capital expenditures (*)	51,400	7,644	21,913	80,957	-	80,957

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current assets	1,280,342	40,119	85,155	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	28,181	97,765	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current liabilities	522,523	14,491	52,480	589,494	(115)	589,379
Non-current liabilities	1,261,894	40,763	67,277	1,369,934	-	1,369,934
Equity	2,757,571	13,046	63,163	2,833,780	-	2,833,780

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Other disclosures
Investments in associate	51,410	-	-	51,410	-	51,410
Capital expenditures (*)	83,256	12,638	13,587	109,481	-	109,481

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The following tables present the statements of income for the Company’s operating segments for the six-month periods ended June 30, 2021 and 2020:

	June 30, 2021 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	650,286	35,272	81,167	766,725	-	766,725
Inter-segment	-	-	498	498	(498)	-
Net revenue	650,286	35,272	81,665	767,223	(498)	766,725
Cost of services	(227,685)	(18,495)	(25,269)	(271,449)	498	(270,951)
Gross profit	422,601	16,777	56,396	495,774	-	495,774
General and administrative expenses						(265,588)
Other expenses, net						1,298
Operating income						231,484
Finance income						22,250
Finance expenses						(110,534)
Share of income of associate						5,622
Income before income taxes						148,822
Income taxes expenses						(13,529)
Net income for the period						135,293

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2020 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	451,886	52,325	42,304	546,515	-	546,515
Inter-segment	-	-	977	977	(977)	-
Net revenue	451,886	52,325	43,281	547,492	(977)	546,515
Cost of services	(172,431)	(21,043)	(3,437)	(196,911)	977	(195,934)
Gross profit	279,455	31,282	39,844	350,581	-	350,581
General and administrative expenses						(176,762)
Other expenses, net						(748)
Operating profit						173,071
Finance income						42,780
Finance expenses						(40,802)
Share of income of associate						4,905
Income before income taxes						179,954
Income taxes expenses						(12,398)
Net income for the period						167,556

Seasonality of operations

Undergrad ´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company do not have significant fluctuations.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seazonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients at the beginning of the year. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	2021
Assets	iClinic	Medicinae	Medical Harbour	Cliquefarma	Shosp	Unifipmoc
Cash and cash and equivalents	1,659	201	47	1,009	397	6,140
Restrict cash	6,050	-	-	-	-	-
Trade receivables	1,201	-	159	501		32,490
Recoverable taxes	72	15	-	-	1	1,295
Other assets	20	-	2	-	-	702
Right-of-use assets	88	-	-	-	-	52,079
Property and equipment	473	17	34	-	5	24,277
Indemnification assets	1,252	-	-	-	-	7,331
Intangible assets	84,895	4,518	7,490	13,753	4,802	227,902
	95,710	4,751	7,732	15,263	5,205	352,216
Liabilities
Trade payables	619	-	6	8	1	985
Loans and financing	-	-	299	580	89	30,179
Labor and social obligations	1,414	159	4	102	123	5,306
Taxes and contributions payable	77	4	1	307	-	758
Provision for legal proceedings	1,252	-	-	-	-	7,331
Leases liabilities	88	-	-	--	-	52,079
Advances from customers	400	-	35	3	167	10,745
Other liabilities	-	-	-	-	-	5,739
	3,850	163	345	1,000	380	113,122
Total identifiable net assets at fair value	91,860	4,588	7,387	14,263	4,825	239,094

Preliminary goodwill arising on acquisition	99,260	4,584	3,891	7,826	3,076	89,843
Purchase consideration transferred	191,120	9,172	11,278	22,089	7,901	328,937
Cash paid	119,620	5,600	5,000	16,166	5,855	328,937
Contingent consideration	-	3,572	6,278	2,923	1,592	-
Consideration to be transferred	-	-	-	-	454	-
Paid in shares	71,500	-	-	3,000	-	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	856	117	144	336	188	177
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,399	4,953	15,157	5,458	322,797
Net of cash flow on acquisition	118,817	5,516	5,097	15,493	5,646	322,974

(a) Acquisition of iClinic

On January 21, 2021, Afya Brazil acquired 100% of the share capital of iClinic (comprised by iClinic Participações, iClinic Desenvolvimento and Black River). The aggregate purchase price of R$191,120 is comprised of: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, Afya will make another step to become the one stop shop for physicians in Brazil.

The acquisition of iClinic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$856 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of iClinic and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, iClinic has contributed R$ 6,332 of net revenue and R$ 2,065 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 1,158 and income before income taxes for the six-month period ended June 30, 2021 would have been decreased by R$ 1,320.

(b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9,172 is comprised by: i) R$ 5,600 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition will expand Afya’s digital health services, as it offers a unique financial platform that allows healthcare professionals all over Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund).

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Afya’s intention is to grow the Digital Services segment.

The acquisition of Medicinae was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$117 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medicinae and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medicinae has contributed R$ 100 of net revenue and R$ 370 of loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 105 and income before income taxes for the six-month period ended June 30, 2021 would have been decreased by R$ 113.

(c) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11,278 is comprised by: i) R$ 5,000 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up to R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

This acquisition enables Afya to start providing a high quality solution to study the human body, allowing efficient classes and remote practical sessions with greater student acceptance and scalability. Additionally, Afya will be able to distribute Medical Harbour solutions to all of its ecosystem, creating B2C and B2B growth opportunities.

The acquisition of Medical Harbour was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$144 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medical Harbour and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, Medical Harbour has contributed R$ 147 of net revenue and R$ 371 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 268 and income before income taxes for the six-month period ended June 30, 2021 would have been increased by R$ 127.

(d) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$ 22,089 is comprised by: (i) R$ 16,166 paid in cash; (ii) R$3,000 settled with Afya's shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$ 3,000 is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements. Afya’s intention is to grow the Digital Services operating segment.

The acquisition of Cliquefarma will enhance the Digital Services segment, creating the opportunity to leverage traffic and GMV with prescriptions generated from Afya’s physician ecosystem.

The acquisition of Cliquefarma was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$336 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Cliquefarma and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Cliquefarma has contributed R$ 724 of net revenue and R$ 362 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 1,435 and income before income taxes for the six-month period ended June 30, 2021 would have been increased by R$ 926.

(e) Acquisition of Shosp

On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7,901 is comprised by: i) R$ 5,855 was paid in cash; ii) R$ 454 of consideration to be transferred, as a result of a purchase consideration adjustment; and iii) an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition of Shosp was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$188 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Shosp and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Shosp has contributed R$ 395 of net revenue and R$ 136 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 306 and income before income taxes for the six-month period ended June 30, 2021 would have been decreased by R$ 82.

(f) Acquisition of UNIFIPMoc

On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”). The aggregate purchase price is R$ 328,937 and the total amount was paid in cash. There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

UNIFIPMoc is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UNIFIPMoc was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$177 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UnifipMoc and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, UNIFIPMoc has contributed R$ 9,243 of net revenue and R$ 840 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the six-month period ended June 30, 2021 would have been increased by R$ 46,150 and income before income taxes for the six-month period ended June 30, 2021 would have been increased by R$ 12,847.

5	Cash and cash equivalents

	June 30, 2021	December 31, 2020
	(unaudited)

Cash and bank deposits	49,528	57,729
Cash equivalents	1,375,190	987,313
	1,424,718	1,045,042

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of June 30, 2021, the average interest on these investments are equivalent to 100.28% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2020: 90.95%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$87,378 as of June 30, 2021 (December 31, 2020: R$70,523).

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

6	Trade receivables
	June 30, 2021	December 31, 2020
	(unaudited)

Tuition fees	236,127	195,318
Educational content (a)	75,132	62,931
FIES	53,086	49,425
Educational credits	12,256	11,248
Mobile app subscription (b)	9,698	13,526
Others	12,494	10,476
	398,793	342,924
(-) Allowance for doubtful accounts	(40,339)	(32,980)
Total	358,454	309,944

Current	332,393	302,317
Non-current	26,061	7,627

(a)       Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b)       Related to trade receivables from mobile applications subscriptions for digital medical content.

As of June 30, 2021 and December 31, 2020, the aging of trade receivables was as follows:

	June 30, 2021	December 31, 2020
	(unaudited)

Neither past due nor impaired	140,682	145,076
Past due
1 to 30 days	52,794	44,365
31 to 90 days	72,084	57,198
91 to 180 days	61,474	51,521
More than 180 days	71,759	44,764
	398,793	342,924

The changes in the allowance for doubtful accounts for the six-month periods ended June 30, 2021 and 2020, was as follows:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)

Balances at the beginning of the period	(32,980)	(14,763)
Additions	(20,509)	(13,953)
Write-offs	13,150	8,120
Balances at the end of the period	(40,339)	(20,596)

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

7	Related parties

The table below summarizes the balances and transactions with related parties:

	June 30, 2021	December 31, 2020
	(unaudited)
Assets
Trade receivables (a)	119	174
Related parties (b)	421	421
	540	595

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Net revenue
UEPC (a)	321	104
	321	104
Lease payments
RVL Esteves Gestão Imobiliária S.A.	6,519	5,478
UNIVAÇO Patrimonial Ltda.	1,605	1,452
IESVAP Patrimonial Ltda.	2,242	1,628
	10,366	8,558

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Short-term employee benefits	7,056	5,679
Share-based compensation plan	11,249	9,380
	18,305	15,059

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 14 (b).

8	Investment in associate

Afya Brazil has a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The investment in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of UEPC and the Company’s investment:

	June 30, 2021	December 31, 2020
	(unaudited)

Current assets	42,048	55,413
Non-current assets	104,634	82,575
Current liabilities	(25,052)	(34,531)
Non-current liabilities	(94,703)	(76,132)
Equity	26,927	27,325
Company’s share in equity – 30%	8,078	8,227
Goodwill	43,183	43,183
Carrying amount of the investment	51,261	51,410

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Net revenue	62,037	61,193
Cost of services	(24,818)	(24,116)
General and administrative expenses	(15,537)	(18,100)
Finance result	(2,275)	(2,416)
Income before income taxes	19,407	16,561
Income taxes expenses	(668)	(210)
Net income for the period	18,739	16,351
Company’s share of income for the period	5,622	4,905

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Opening balance	51,410	45,634
Dividends paid	(5,771)	-
Share of income	5,622	4,905
Closing balance	51,261	50,539

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

9	Property and equipment

Cost	Building	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
As of December 31, 2019	-	45,378	7,005	707	21,438	15,994	18,139	30,911	36,731	176,303
Additions	-	6,460	673	-	2,446	3,833	680	4,638	18,853	37,583
Business combinations	-	4,114	-	266	2,346	1,811	703	9,441	4,675	23,356
As of June 30, 2020 (unaudited)	-	55,952	7,678	973	26,230	21,638	19,522	44,990	60,259	237,242

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	-	7,027	-	21	8,921	8,281	1,037	4,336	28,509	58,132
Business combinations	-	4,770	-	200	5,821	1,945	2,016	6,976	3,078	24,806
Write-off	-	(105)	-	(238)	(44)	(446)	(86)	(835)	(5)	(1,759)
Transfer	12	-	-	-	-	-	-	4,249	(4,261)	-
As of June 30, 2021 (unaudited)	25,931	80,195	13,401	1,198	43,829	38,291	24,591	136,731	31,027	395,194

Depreciation
As of December 31, 2019	-	(14,179)	-	(59)	(5,890)	(6,537)	(8,663)	(1,655)	-	(36,983)
Depreciation	-	(3,052)	-	(48)	(845)	(1,811)	(1,022)	(795)	-	(7,573)
As of June 30, 2020 (unaudited)	-	(17,231)	-	(107)	(6,735)	(8,348)	(9,685)	(2,450)	-	(44,556)

As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(765)	(3,238)	-	(31)	(1,699)	(3,153)	(1,359)	(2,996)	-	(13,241)
Write-off	-	52	-	196	12	87	27	637	-	1,011
As of June 30, 2021 (unaudited)	(765)	(22,508)	-	(6)	(9,776)	(13,917)	(12,149)	(6,743)	-	(65,864)

Net book value
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	117,621	3,706	260,381
As of June 30, 2021 (unaudited)	25,166	57,687	13,401	1,192	34,053	24,374	12,442	129,988	31,027	329,330

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the six-months periods ended June 30, 2021 and 2020.

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

10       Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform and software in progress	Total
Cost
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	14,241	1,361,640
Additions	-	-	-	-	699	-	-	7,067	7,766
Business combinations	138,972	328,459	55	76,084	2,819	-	-	-	546,389
As of June 30, 2020 (unaudited)	598,381	1,032,231	32,166	201,497	12,907	17,305	-	21,308	1,915,795

As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	30,199	2,684,559
Additions	-	-	-	-	2,157	-	-	20,668	22,825
Business combinations	208,480	185,072	55,375	72,637	1,240	-	29,036	-	551,840
As of June 30, 2021 (unaudited)	1,019,136	1,636,342	130,389	356,176	19,618	17,305	29,391	50,867	3,259,224

Amortization
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	(49,302)
Amortization	-	-	(810)	(23,606)	(1,131)	(3,806)	-	(1,317)	(30,670)
As of June 30, 2020 (unaudited)	-	-	(1,960)	(61,478)	(5,667)	(8,682)	-	(2,185)	(79,972)

As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	(111,549)
Amortization	-	-	(3,273)	(24,711)	(2,354)	(3,608)	(33)	(714)	(34,693)
As of June 30, 2021 (unaudited)	-	-	(6,775)	(110,543)	(8,610)	(11,300)	(65)	(8,949)	(146,242)

Net book value
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	21,964	2,573,010
As of June 30, 2021	1,019,136	1,636,342	123,614	245,633	11,008	6,005	29,326	41,918	3,112,982

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the six-month period ended June 30, 2021.

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Other intangible assets

For the six-month period ended June 30, 2021, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

11	Financial assets and financial liabilities

11.1 Financial assets

Financial assets	June 30, 2021	December 31, 2020
	(unaudited)
At amortized cost
Cash and cash equivalents	1,424,718	1,045,042
Financial investments	3,152	-
Restricted cash	-	2,053
Trade receivables	358,454	309,944
Total	1,786,324	1,357,039
Current	1,760,263	1,347,359
Non-current	26,061	9,680

Financial instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents, financial investments and restricted cash.

11.2 Financial liabilities

Financial liabilities	June 30,2021	December 31, 2020
	(unaudited)
At amortized cost
Trade payables	41,490	35,743
Loans and financing	1,466,621	617,485
Lease liabilities	583,545	447,703
Accounts payable to selling shareholders	466,663	518,240
Notes payable	74,138	76,181
Advances from customers	75,292	63,839
Total	2,707,749	1,759,191
Current	537,416	467,643
Non-current	2,170,333	1,291,548

11.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	June 30, 2021	December 31, 2020
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	505,745	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	102,062	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	333	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,865	10,864
Softbank (f)	Brazilian real	6.5% p.y.	2026	817,238	-
Banco Itaú Unibanco S.A. (e)	Brazilian real	CDI + 1.75% p.y.	2024	30,000	-
Pronampe	Brazilian real	SELIC +1.27% p.y.	2023	375	-
Banco Bradesco S.A.	Brazilian real	32.9% p.y	2021	3	-
				1,466,621	617,485
Current				117,679	107,162
Non-current				1,348,942	510,323

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b)	On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and was repaid at maturity on July 5, 2021.

(c)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024.

(d)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The loan is guaranteed by a bank warranty in the amount of R$ 10,864.

(e)	On June 30, 2021, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000 adjusted by the CDI rate plus na interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

(f)	On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counselors and advisors.

11.2.2 Leases

The Company has lease contracts for properties. The lease contracts generally has maturities in the lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of June 30, 2021 and December 31, 2020 and the movements during the six-month periods ended June 30, 2021 and 2020, are described below:

	Right-of-use assets	Lease liabilities
As at January 1, 2020	274,275	284,515
Additions	43,147	43,147
Remeasurement	19,361	19,361
Business combinations	52,327	52,327
Depreciation expense	(13,087)	-
Interest expense	-	20,428
Payments of lease liabilities	-	(25,538)
As at June 30, 2020 (unaudited)	376,023	394,240

As at December 31, 2020	419,074	447,703
Additions	35,495	35,495
Remeasurement	61,061	61,061
Business combinations	52,167	52,167
Depreciation expense	(18,981)	-
Interest expense	-	29,213
Payments of lease liabilities	-	(37,888)
Disposals	(3,832)	(4,206)
As at June 30, 2021 (unaudited)	544,984	583,545

As at December 31, 2020
Current	-	61,976
Non-current	419,074	385,727
As at June 30, 2021
Current	-	80,302
Non-current	544,984	503,243

The Company recognized lease expense from short-term leases and low-value assets of R$ 2,323 for the six-month period ended June 30, 2021 (R$ 1,407 for the six-month period ended June 30, 2020).

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3 Accounts payable to selling shareholders

	June 30, 2021	December 31, 2020
	(unaudited)
Acquisition of IESP (a)	39,260	38,771
Acquisition of FASA (b)	38,406	70,356
Acquisition of IPEMED (c)	29,334	38,622
Acquisition of IPEC (d)	28,666	28,307
Acquisition of UniRedentor (e)	82,945	97,773
Acquisition of UniSãoLucas (f)	41,394	53,386
Acquisition of FCMPB (g)	191,824	189,420
Acquisition of FESAR (h)	-	1,569
Acquisition of MEDPHONE (i)	-	36
Acquisition of Medicinae (j)	3,572	-
Acquisition of Medical Harbour (k)	6,278	-
Acquisition of Cliquefarma (l)	2,939	-
Acquisition of Shosp (m)	2,045	-
	466,663	518,240
Current	210,350	188,420
Non-current	256,313	329,820

	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)
Opening balance	518,240	300,237
Payments	(75,804)	(67,304)
Interest	9,408	6,559
Business combination	14,819	155,954
Closing balance	466,663	395,446

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The remaining installment is payable in November 2021.

(b)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 is payable in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(c)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(d)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(e)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(f)	On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
(g)	On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(h)	On November 3, 2020, Afya Brazil acquired 100% of FESAR and R$1,569 and was paid on February 25, 2021.

(i)	On November 4, 2020, Afya Brazil acquired 100% of MedPhone and R$36 and was paid on February 2, 2021.

(j)	On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(k)	On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out (“contingent consideration”) of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l)	On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out (“contingent consideration”) of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(m)	On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, as a result of a purchase consideration adjustment; and an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$ 1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.4 Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As at June 30, 2021, the notes payable of R$74,138, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the periods:

	2021	2020

As at January 1	76,181	-
Business combinations	-	80,526
Payments	(5,288)	(1,611)
Monetary indexation *	3,245	(478)

As at June 30 (unaudited)	74,138	78,437
Current liabilities	12,303	9,322
Non-current liabilities	61,835	69,115

* there was a negative IPCA-E inflation in the period ended June 30, 2020.

11.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	(unaudited)
Financial investments	3,152	3,152	-	-
Restricted cash	-	-	2,053	2,053
Trade receivables (non-current)	26,061	26,061	7,627	7,627
Total	29,213	29,213	9,680	9,680

Financial liabilities
Loans and financing	1,466,621	1,467,416	617,485	637,723
Lease liabilities	583,545	583,545	447,703	447,703
Accounts payable to selling shareholders	466,663	466,663	518,240	518,240
Notes payable	74,138	74,138	76,181	76,181
Total	2,590,967	2,591,762	1,659,609	1,679,847

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing loans and financing are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at June 30, 2021 was assessed to be insignificant.

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.4 Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, comprise loans and financing, lease liabilities accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

11.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at June 30, 2021.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

.

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, financial investments, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	June 30, 2021 (unaudited)	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	1,287,812	100.28% CDI	53,594	9,659	(9,659)	19,317	(19,317)
Financial investments	3,152	112.29% CDI	147	24	(24)	47	(47)
Loans and financing	(505,745)	CDI + 1.62%	(29,181)	(3,793)	3,793	(7,586)	7,586
Loans and financing	(102,062)	CDI + 1.65%	(5,920)	(765)	765	(1,531)	1,531
Loans and financing	(30,000)	CDI + 1.75%	(1,770)	(225)	225	(450)	450
Loans and financing	(10,865)	TJLP	(494)	(81)	81	(163)	163
Loans and financing	(375)	SELIC + 1.27%	(21)	(3)	3	(6)	6
Accounts payable to selling shareholders	(413,423)	CDI	(17,157)	(3,101)	3,101	(6,201)	6,201
Accounts payable to selling shareholders	(38,406)	IPCA + 4.1%	(1,580)	(288)	288	(576)	576
Notes payable	(74,138)	IPCA	(1,001)	(556)	556	(1,112)	1,112

(ii)    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$87,378 as of June 30, 2021 (December 31, 2020: R$70,523).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.0016 to U.S. dollar 1.00) as of June 30, 2021, with all other variables held constant.

	Exposure	+10%	-10%
As of June 30, 2021
Cash equivalents	87,378	8,378	(8,378)

11.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position at June 30, 2021 and December 31, 2020 is the carrying amounts of its financial assets.

11.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of June 30, 2021 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	41,490	-	-	-	41,490
Loans and financing	188,441	666,301	996,821	2,143	1,853,706
Lease liabilities	85,530	170,388	162,851	919,952	1,338,721
Accounts payable to selling shareholders	214,714	275,701			490,415
Notes payable	12,679	69,211			81,890
Advances from customers	75,292	-	-	-	75,292
	618,146	1,181,601	1,159,672	922,095	3,881,514

F-35

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.5 Changes in liabilities arising from financing activities

	January 1, 2021	Payments	Additions *	Interest	Foreign exchange movement	Business combinations	Other	June 30, 2021 (unaudited)
Loans and financing	617,485	(12,952)	809,539	21,422	(20)	31,147	-	1,466,621
Lease liabilities	447,703	(37,888)	96,556	29,213	-	52,167	(4,206)	583,545
Dividends payable	-	(10,617)	10,617	-	-	-	-	-
Total	1,065,188	(61,457)	916,712	50,635	(20)	83,314	(4,206)	2,050,166

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	June 30, 2020 (unaudited)
Loans and financing	60,357	(99,096)	911	4,938	19,564	74,728	-	61,402
Lease liabilities	284,515	(25,538)	43,147	20,428	-	52,327	19,361	394,240
Total	344,872	(124,634)	44,058	25,366	19,564	127,055	19,361	455,642

* The additions of loans and financing include proceeds from the SoftBank transation of R$822,569, net of the transation costs of R$13,030.

F-36

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

12       Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of June 30, 2021 and December 31, 2020.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
June 30, 2021 (unaudited)
Assets for which fair values are disclosed
Financial investments	3,152	-	3,152	-
Trade receivables (non-current)	26,061	-	26,061	-
Liabilities for which fair values are disclosed
Loans and financing	(1,467,416)	-	(1,467,416)	-
Lease liabilities	(583,545)	-	(583,545)	-
Accounts payable to selling shareholders	(466,663)	-	(466,663)	-
Notes payable	(74,138)		(74,138)

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020
Assets for which fair values are disclosed
Restricted cash	2,053	-	2,053	-
Trade receivables (non-current)	7,627	-	7,627	-
Liabilities for which fair values are disclosed
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

There were no transfers between Level 1 and Level 2 during the six-month period ended June 30, 2021.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

F-37

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	June 30, 2021	December 31, 2020
	(unaudited)

Loans and financing	1,466,621	617,485
Lease liabilities	583,545	447,703
Accounts payable to selling shareholders	466,663	518,240
Notes payable	74,138	76,181
Less: cash and cash equivalents	(1,424,718)	(1,045,042)
Less: financial investments/restricted cash	(3,152)	(2,053)
Net debt	1,163,097	612,514
Total equity	3,016,811	2,833,780
Total equity and net debt	4,179,908	3,446,294

No changes were made in the objectives, policies or processes for managing capital during the six-month period ended June 30, 2021.

14	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 9,645 and R$6,731 in the six-month periods ended June 30, 2021 and 2020, respectively.

b) Afya Limited share-based compensation plan

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
Outstanding at January 1, 2021	78.22	2,510,983
Granted	112.36	929,000
Forfeited		-
Exercised	76.27	(311,270)
Outstanding at June 30, 2021 (unaudited)	89.71	3,128,713

F-38

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

On January 25, 2021, March 25, 2021, April 26, 2021 and June 1, 2021, the Company granted 545,000, 65,000, 139,000 and 180,000 additional stock options, respectively:

	January 2021	March 2021	April 2021	June 2021
Strike price at the measurement date	R$115	R$105	R$105	R$105
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	38% - 67%	42% - 65%	43% - 51%	43% - 63%
Risk-free interest rate (%)	2.1% - 7.1%	5.2% - 8.5%	5.1% - 8.1%	5.8% - 8.3%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 129	108	R$ 119	R$ 121
Model used	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 46.81	R$ 40.20	R$ 46.04	R$ 49.10

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the six-month period ended June 30, 2021 was R$ 25,102 (June 30, 2020: R$ 14,597).

Stock options exercised during the six-month period ended June 30, 2021 have been settled using the treasury shares of the Company. The reduction in the treasury share equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any difference of the cash received from employees upon exercise of the options in relation to treasury shares weighted average cost is recorded in paid-in-capital.

15	Equity

a.	Share capital

As of June 30, 2021, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2020) represented by 93,722,831 shares comprised by 45,688,516 class A common shares and 48,034,315 class B common shares (93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares as of December 31, 2020).

b.	Dividends

In the six-month period ended June 30, 2021, CCSI and IESVAP approved the payment of interim dividends of R$ 34,881, which R$24,264 was distributed to Afya and R$ 10,617 to non-controlling shareholders.

c.	Share buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

F-39

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The share buy-back program will take place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. Afya’s Board of Directors will review the share buy-back program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds to fund the repurchase of its shares.

In the six-month period ended June 30, 2021, the Company repurchased 521,117 shares at the weighted average price of R$ 124.15 (in Brazilian Reais) or US$ 22.51, amounting to R$ 64,752. During the six-month period ended June 30, 2021, 311,270 of these shares were used by the Company to settle the share-based program, totaling R$38,677.

F-40

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

16	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	17,237	60,679	125,327	160,495

Denominator
Weighted average number of outstanding shares	93,270,098	93,004,755	93,307,071	92,215,329
Effects of dilution from stock options	955,530	186,936	908,083	393,695

Weighted average number of outstanding shares adjusted for the effect of dilution	94,225,628	93,191,691	94,215,154	92,609,024

Basic earnings per share - R$	0.18	0.65	1.34	1.74
Diluted earnings per share - R$	0.18	0.65	1.33	1.73

F-41

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

17	Revenue
	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Tuition fees	456,486	328,639	900,615	617,421
Other	32,186	12,109	89,272	46,793
Deductions
Granted discounts	(41,054)	(19,603)	(76,190)	(30,748)
Early payment discounts	(9,808)	(7,273)	(21,773)	(13,131)
Returns	(11,432)	(1,275)	(17,151)	(5,189)
Taxes	(15,741)	(12,191)	(33,224)	(22,862)
PROUNI	(38,263)	(26,195)	(74,824)	(45,769)
Net revenue from contracts with customers	372,374	274,211	766,725	546,515
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	360,391	262,222	714,372	501,964
Other revenue - Transferred at a point in time	11,983	11,989	52,353	44,551

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

The following table presents revenue by segment for the six-month periods ended June 30, 2021 and 2020:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	650,286	35,272	81,665	(498)	766,725
Tuition fees	645,345	35,272	-	-	680,617
Other	4,941	-	81,665	(498)	86,108
Timing of revenue recognition	650,286	35,272	81,665	(498)	766,725
Transferred over time	645,345	35,272	33,755	-	714,372
Transferred at a point in time	4,941	-	47,910	(498)	52,353

F-42

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Types of services or goods	451,886	52,325	43,281	(977)	546,515
Tuition fees	449,035	52,325	-	-	501,360
Other	2,851	-	43,281	(977)	45,155
Timing of revenue recognition	451,886	52,325	43,281	(977)	546,515
Transferred over time	449,035	52,325	604	-	501,964
Transferred at a point in time	2,851	-	42,677	(977)	44,551

18	Expenses and cost by nature

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cost of services	144,459	106,683	270,951	195,934
General and administrative expenses	135,184	90,039	265,588	176,762
Total	279,643	196,722	536,539	372,696

Payroll	154,744	112,254	285,192	204,899
Depreciation and amortization	35,264	26,383	66,915	51,330
Hospital and medical agreements	8,972	9,800	18,112	18,503
Share-based compensation	11,093	6,157	25,102	14,597
Allowance for doubtful accounts	9,444	7,621	20,509	13,953
Consulting fees	7,438	5,711	14,339	10,368
Maintenance	8,775	5,777	17,490	9,026
Sales and marketing	7,247	3,551	15,310	6,904
Pedagogical services	7,938	2,650	15,553	4,637
Utilities	1,934	1,417	3,736	2,832
Tax expenses	2,641	1,240	5,494	2,070
Travel expenses	659	911	1,582	2,824
Rent	1,470	914	2,323	1,407
Other	22,024	12,336	44,882	29,346
Total	279,643	196,722	536,539	372,696

F-43

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

19	Finance result

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income from financial investments	7,844	5,875	11,611	16,086
Change in fair value of derivative instruments	-	5,374	-	19,430
Interest received	3,053	1,810	8,090	5,327
Foreign exchange gain, net	-	-	-	14
Other	1,531	895	2,549	1,923
Finance income	12,428	13,954	22,250	42,780

Interest expense	(21,790)	(5,236)	(34,075)	(11,017)
Interest expense on lease liabilities	(16,093)	(10,528)	(29,213)	(20,428)
Financial discounts granted	(7,069)	(958)	(10,654)	(1,764)
Bank fees	(1,872)	(2,130)	(3,784)	(3,106)
Foreign exchange loss, net	(28,610)	(1,187)	(24,622)	-
IOF taxes (taxes on financial transactions)	(2,928)	(181)	(3,023)	(1,476)
Other	(2,493)	(2,910)	(5,163)	(3,011)
Finance expenses	(80,855)	(23,130)	(110,534)	(40,802)

Finance result	(68,427)	(9,176)	(88,284)	1,978

F-44

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss), calculated by applying the combined Brazilian statutory rates at 34% for the three-and six-month periods ended June 30, 2021 and 2020:

	Three-month period ended		Six-month period ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income before income taxes	26,800	70,227	148,822	179,954
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(9,112)	(23,877)	(50,599)	(61,184)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(17,646)	(896)	(22,345)	897
PROUNI - Fiscal incentive (a)	45,528	31,324	93,688	63,127
Permanent adjustments	(936)	-	(1,044)	-
Unrecognized deferred tax assets	(16,537)	(8,470)	(30,134)	(15,766)
Presumed profit income tax regime effect (b)	(5,086)	(2,457)	(3,029)	2,160
Other	(1,066)	(1,965)	(66)	(1,632)
Income taxes expense – current	(4,855)	(6,341)	(13,529)	(12,398)
Effective rate	18.1%	9.0%	9.1%	6.9%

(a)      The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b)      Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of June 30, 2021, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 298,855 (tax-basis) (R$ 214,387 (tax-basis) as of December 31, 2020) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

F-45

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

21	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,536	2,029	8,790	13,355
Additions	1,763	329	-	2,092
Reversals	(40)	(869)	-	(909)
Balances as of June 30, 2020 (unaudited)	6,760	4,257	8,790	19,807

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	-	-	8,583	8,583
Additions *	1,161	2,057	5,524	8,742
Reversals	(59)	(210)	-	(269)
Balances as of June 30, 2021 (unaudited)	5,621	15,127	49,447	70,195

*Includes the amount of R$ 4,232 related to tax legal proceedings attributed to the selling shareholders administration. The same amount was recorded as indemnification assets in the statement of financial position in other assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	June 30, 2021	December 31, 2020
	(unaudited)

Labor	5,579	2,318
Civil	48,608	59,969
Taxes and social security	4,321	4,375
Total	58,508	66,662

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 8,254 as of June 30, 2021 (December 31, 2020: R$ 1,451).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-46

Afya Limited Notes to the unaudited interim condensed consolidated financial statements June 30, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 68,411 (December 31, 2020: R$ 53,499) is presented in non-current other assets.

22	Non-cash transactions

During the six-month periods ended June 30, 2021 and 2020, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were the issuance of shares for the acquisitions of iClinic and Cliquefarma, addition of the provision for legal proceedings with corresponding indemnification assets , additions and remeasurements of right-of-use assets and lease liabilities, in the six-month periods ended June 30, 2021 and 2020.

23	Subsequent events

a) Acquisition of UNIGRANRIO

On August 4, 2021, Afya Brazil acquired 100% of the total share capital of Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”). Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro.

The aggregate purchase price is R$ 627,603 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by June 30, 2021. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 2,878. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Bertelsmann acquired Crescera shares in Afya

On Auguts 5, 2021, Afya Brazil announced that it was notified by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, of the sale of the entirety of its 23,074,134 Class B common shares of Afya to an affiliate of Bertelsmann SE& Co. KGaA.

***

F-47